centrica

082-04518

FAX MESSAGE

To:	Office of International Corporation Finance, SEC	**Date:**	2 April, 2008
Fax:	001 202-772-9207	**Ref:**	Stock Exchange Announcement
From:	Secretariat	**No. of pages**	**3** (incl. this one)

Please find attached a recently released Stock Exchange Announcement.

Secretariat [redacted]

08001629

SUPPL

Secretariat 2nd Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: 01753 494000 **Facsimile: 01753 494019**

centrica

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

2 April 2008

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Derek Woodward
HEAD OF SECRETARIAT

For and on behalf of
Centrica plc

Enc

Centrica enters into agreement to acquire North American C&I business

Centrica plc today announced that its North American subsidiary, Direct Energy, has entered into an agreement to acquire Strategic Energy LLC, a subsidiary of Great Plains Energy Inc. (NYSE: GXP), for a total cash consideration of US$300 million (£151 million). The transaction is debt free and includes a significant amount of working capital which will be subject to a subsequent true-up.

Strategic Energy is one of the United States' largest competitive electricity suppliers to the commercial and industrial (C&I) market with over 26,000 customers across 11 states with revenues of some $2 billion and sales of 21TWh. During the year ending 31 December 2007 it delivered an EBITDA of just over US$23 million. The merger of Strategic Energy with Direct Energy's existing C&I business will create a business supplying almost 55TWh of electricity and gas to customers which will make it a top three supplier of energy to the C&I market in North America and enable the achievement of material synergies.

This acquisition is an excellent fit with Direct Energy's current business both geographically and strategically and enables it to accelerate its growth plans through immediate scale benefits in excess of US$15m per annum, following initial one-off integration costs, and further cross-selling opportunities in a competitive C&I market.

Sam Laidlaw, Chief Executive of Centrica, said: "Acquiring Strategic Energy is in line with our strategy of building on our growth platforms. It immediately strengthens our position in the important North American commercial and industrial market and, together with our recent acquisition of Rockyview Energy, it maintains Centrica's ongoing commitment to growing this important part of our business."

The transaction is subject to regulatory approval and is expected to close in June 2008.

Enquiries:

Centrica Investor Relations: 01753 494900
Centrica Media Relations: 0845 072 8001

Notes:
1/ The acquisition will be made through Centrica plc's wholly owned subsidiary Direct Energy Services LLC.

centrica

FAX MESSAGE

To:	Office of International Corporation Finance, SEC	**Date:**	1 April, 2008
Fax:	001 202-772-9207	**Ref:**	Stock Exchange Announcement
From:	Secretariat	**No. of pages** 3	(incl. this one)

Please find attached a recently released Stock Exchange Announcement.

Secretariat

Secretariat 2nd Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: 01753 494000 Facsimile: 01753 494019

centrica

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

1 April 2008

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Derek Woodward
HEAD OF SECRETARIAT

For and on behalf of
Centrica plc

Enc

1 April 2008

Centrica plc ('the Company')

Total Voting Rights

In conformity with the Disclosure and Transparency Rules ('the Rules'), we notify the market of the following:

At the date of this notice, the issued capital of the Company comprises 3,680,656,771 ordinary shares. All of these shares carry voting rights of one vote per share.

The Company does not currently hold any shares in treasury.

The above figure of 3,680,656,771 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Rules.

Julia Foo
Centrica plc
01753 494 016

END